Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

September 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Kristin Lochhead

Re:	Megan Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333- 281357) Request for Acceleration of Effectiveness

Dear Madam,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Megan Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 22, 2025, or as soon thereafter as practicable.

Very truly yours,

Megan Holdings Limited

By:	/s/ Darren Hoo
	Name:	Darren Hoo
	Title:	Executive Director, Chairman and Chief Executive Officer